Exhibit Number 10.18
RESERVE FUND AGREEMENT

THIS AGREEMENT is made as of September 30, 1998 by ASSOCIATED BANK
MILWAUKEE
("Lender") and DECADE COMPANIES INCOME PROPERTIES, A LIMITED
PARTNERSHIP
("Borrower").

RECITALS

A. Lender has this day made a $9,150,000.00 loan (the "Loan") to Borrower secured in part by a Mortgage, Security Agreement and Fixture Financing Statement of the same date (the "Mortgage") on the real estate located at 225 North Thompson Drive, Madison, Wisconsin (the "Property").

B. Lender has required Borrower to enter into this Agreement as a condition of making the Loan.

AGREEMENTS

In consideration of the foregoing recitals and for other value received, LENDER AND BORROWER AGREE AS FOLLOWS:

1. Reserve Account. Lender and Borrower have this day reserved $45,000.00 from the proceeds of the Loan and deposited such funds in an account with Lender (the "Reserve Account"). On the first day of each month during the term of the Loan, Borrower shall pay Lender, in addition to the Loan's regularly scheduled monthly principal and interest payments, $5,266.67 (each a "Reserve Account Payment") Reserve Account Payments shall be added to the Reserve Account. Lender shall hold the funds in the Reserve Account at interest for Borrower's benefit at the rate customarily paid by Lender from time to time on such accounts.

2. Advances. The funds in the Reserve Account shall be used for capital improvements to the Property other than painting, carpeting, and similar decorating work ("Reserve Account Work"). Borrower shall have the right to obtain advances from the Reserve Account to pay for Reserve Account Work from time to time on the following conditions: Lender shall advance funds to Borrower within 15 days of Lender's receipt of receipted invoices for Reserve Account Work and original, full and final lien waivers from any party with lien rights. Advances shall be in a minimum amount of $5,000.00 and shall occur no more frequently than once per calendar quarter. After all of Borrower's obligations secured by the Mortgage have been paid and performed in full, Lender shall disburse any funds left in the Reserve Account to Borrower.

3. Default. Any Reserve Account Payment that is not made within 15 days after it is due shall be assessed a late payment charge at the time and rate that late payment charges may be assessed for late principal and interest payments under the Mortgage Note provides evidence for the Loan (the "Note"). The late payment charge shall be payable to Lender as reasonable compensation for its costs in handling Borrower's failure to make the Reserve Account Payment on time and shall not be construed as a penalty. Further, Borrower's failure to make any Reserve Account Payment when due shall, after the notice and cure period required for payment defaults described in the Note, if any, constitute an Event of Default under the Mortgage. After any acceleration of the Loan, Borrower shall pay interest to Lender on any unpaid Reserve Account Payments at the default rate of interest described in the Note. Finally, if an Event of Default under the Mortgage occurs, Lender may, without notice to Borrower, apply any or all of Reserve Account to amounts due Lender under the documents providing evidence or security for the Loan.

LENDER:

ASSOCIATED BANK MILWAUKEE

By: /s/ John C. Hoffman
    John C. Hoffman, Vice President

BORROWER:
DECADE COMPANIES INCOME PROPERTIES, A LIMITED PARTNERSHIP

By:  Decade Companies, a Wisconsin general partnership,
     General Partner

By:  /s/ Jeffrey Keierleber
     Jeffrey Keierleber, General Partner

By:  Decade 80, Inc., a Wisconsin corporation, General Partner

By:  /s/ Jeffrey Keierleber
     Jeffrey Keierleber,
     President